Exhibit 99.2

METAL STORM LIMITED ACN 064 270 006
Appendix 4E
Brisbane, Australia – 28 February 2011: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited attaches its Appendix 4E including its financial statements for the year ended 31 December 2010.
The Board is pleased with the Company’s technical achievements and product development during the year. It notes, however, that there are still considerable financial challenges facing the Company.
Specifically, the Company has convertible notes that are due to mature in September this year. At present it does not have sufficient capital to repay those notes, and while it is working toward a potential solution with a number of parties, a solution has yet to be finalised. To that end the Directors draw your attention to note 1 in the notes to the financial statements.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600.
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited
ABN 99 064 270 006

PO Box 3221
Darra QLD 4076
Australia

Tel: +61 7 3147 8600
Fax: +61 7 3147 8610
Appendix 4E
Preliminary Final Report
For the Year Ended 31 December 2010
Results for Announcement to the Market
(All comparisons to year ended 31 December 2009)

		Movement		Movement
	$	$		%

Revenues from ordinary activities	3,345,016	2,232,535	Up	200%
Loss from ordinary activities after tax	(8,938,253)	1,256,930	Down	12%

Dividend Information

Dividends are not proposed

	31 Dec 10	31 Dec 09

Net tangible assets per security	(1.1) cents	(2.4) cents
Additional Appendix 4E disclosure requirements can be found in the notes to the ASX 2010 Financial Report.
Annual Meeting

The annual meeting will be held as follows:

Date:	Thursday, 12 May 2011
Time:	11h00
Venue:	Cairns Room, Management House
Australian Institute of Management
Cnr Boundary & Rosa Streets
Spring Hill, QLD.
The Annual Report will be available on approximately 11 April 2010.
Audit Information
The financial statements are in the process of being audited.

Metal Storm Limited
99 064 270 006

Metal Storm Limited
Corporate Information
As at 28 February 2011

Directors:	T J O’Dwyer Chairman
L J Finniear Chief Executive Officer
J R Nicholls
T W Tappenden
W Henkel
Company Secretary:	B I Farmer

Registered Office and Principal Place of Business:
Australia:	29 Sudbury Street
Darra QLD 4076 Australia
Phone +61 7 3147 8600 Fax: +61 7 3147 8610
Email: msau@metalstorm.com
Web: www.metalstorm.com

USA:	Suite 810, 4350 N Fairfax Drive
Arlington VA 22203 USA
Phone +1 703 248 8218

Auditors:	PricewaterhouseCoopers

Bankers:	Westpac Banking Corporation
Wachovia Bank (USA)

Lawyers:	Corrs Chambers Westgarth
Baker McKenzie

Patent Attorney:	Davis Collison Cave

Share & Notes Registry Australia:	Computershare Investor Services Pty Ltd
Level 19, 307 Queen Street, Brisbane, QLD, 4000, Australia
Phone: +61 7 3237 2100 Fax: +61 7 3237 2152
Web: www.computershare.com.au

Share Registry USA:	Bank of New York Depository Receipts Division 6th Floor, 620 Avenue of the Americas New York NY 10011 USA

Stock Exchange Listings:	Metal Storm Limited’s ordinary shares are quoted on the Australian Securities Exchange Limited (“ASX”) (trading code: MST), its interest bearing convertible notes are quoted on the ASX and the Port Moresby Stock Exchange Limited in Papua New Guinea (trading code:
MSTG), its secured convertible notes are quoted on the ASX (trading code (MSTGA), and its ADR’s are traded on the Over the Counter (OTC) market in the United States of America (ticker symbol: MTSXY).

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Metal Storm Limited
Corporate information
Corporate structure
Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Brisbane, Australia. Its subsidiaries, Metal Storm Inc. and Metal Storm USA Limited are incorporated in Delaware in the USA and based in Arlington, ProCam Machine LLC is formed in the state of Washington, USA and is based in Seattle, and Digigun LLC is formed in the state of Delaware, USA and is based in Arlington. Metal Storm Limited has prepared consolidated financial statements incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure:
Figure 1: Corporate structure
The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%.
Nature of operations and principal activities
Metal Storm Limited is a defence technology company, which is working with government agencies and departments, and the defence industry to develop weapons systems utilising the Metal Storm non-mechanical, electronically initiated stacked projectile technology with the principal focus on the 40mm category of weapons and munitions.
Cash position & funding arrangements
The Company recognises that it currently has limited cash reserves, and that these are unlikely to be sufficient for it to get to a position where it is creating a positive operating cash flow from product sales and the provision of contract services. The Company also has $18.9 million in convertible note debt maturing in September 2011 and is unlikely to be able to fund repayment of these notes from existing cash resources.
Therefore to cover this potential shortfall the Company needs to find sources of additional capital.
The Company is taking several concurrent approaches to achieve its funding objectives. It is currently working to secure investment with parties that have either a strategic interest in Metal Storm or a financial interest in the Group’s potential or both. The executive management and Directors continue an active engagement programme individually targeted to potential strategic investors.
The current situation is not unfamiliar territory to the Company and it has previously succeeded in raising capital in circumstances where the pressure of urgency was more evident.
With all these factors in mind at this stage the Directors believe the Company and Group to be a going concern. Refer note 1.
Financial results
The main features of the Group’s financial results were:

Revenue of	$2,716,726
Net loss of	($8,938,253)
Earnings per share of	(0.6) cents
Net Liabilities at 31 December 2010 of	($18,489,385)
Net cash outflows from operating activities of	($6,189,600)
Net movement in cash and cash equivalents of	$1,097,576
Accumulated losses of	($108,684,314)

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Metal Storm Limited
Significant changes in state of affairs
There have been no significant changes in the state of affairs
Employees
The Group employed 27 staff as at 31 December 2010 (2009: 27 staff).
Review of Operations
2010 was a productive year for Metal Storm. As early as 2006 the Group set its sights on winning the strategically important Technology Development Contract for the US Marines Mission Payload Module – Non Lethal Weapon System. In 2010 it was successful. The Group also aimed to secure its first volume production contract for Metal Storm weapons. Again, in 2010 it was successful with a signed contract for 500 MAUL™ weapons.
These achievements were all the more notable as they were set against a tight fiscal backdrop, with the Group securing a number of equity investments to fund operations as the year progressed.
The highlights for the year 2010 included:
Contracts:
•	The US Marines Mission Payload Module – Non-Lethal Weapons System (MPM-NLWS) Technology Development Contract. The US Marines intend to acquire 312 MPM non-lethal weapon systems plus ammunition under a funded program of record. Metal Storm has been engaged in all major stages of the procurement process over several years. This contract award, valued at US$1.45M, is to develop and demonstrate a multi-barrel launcher integrated to the US Marines Transparent Armor Gun Shield, plus an advanced, optically fuzed, non-lethal airburst grenade capable of exceeding the performance and range of currently available munitions. Metal Storm is the prime contractor, with subcontractors including Safariland, a division of BAE on the delivery team. Work under the contract is well advanced with expected completion in April 2011.
•	US Marines Improvised Explosive Device Training Kits Contract - After competitive evaluation, Metal Storm was awarded a contract by the US Marines to manufacture and supply 45 Improvised Explosive Device Training Kits to US Marine Explosive Ordnance Disposal teams at bases throughout the world valued at US$691,610. The Training Kits provide EOD teams with the equipment needed to simulate, then train to defeat a wide variety of improvised explosive devices commonly encountered in conflict zones such as Afghanistan and Iraq. This was the first volume production contract Metal Storm had received from the US Marines, and was delivered on time and within budget.
•	Contract signed to deliver 500 MAULTM weapons and 50,000 rounds of non-lethal ammunition to Papua New Guinea Corrective Services. This US$3.36M contract, currently being ratified through normal PNG Government protocols, will provide PNG Corrective Services officers with the ability to respond to prison unrest and escape attempts with non-lethal force as an alternative to current lethal options.
•	Advanced Optical Fuzing Contract Completed. Metal Storm successfully completed a US$514K contract to incorporate advanced optical fuzing components to increase the lethality of a 40mm high explosive warhead. The contract was awarded by the United States Army Joint Munitions and Lethality Contracting Center. Advanced optical fuzing technology permits the warhead to sense its proximity to the ground and airburst at preset altitude for increased lethality.
•	MAUL™ and ammunition delivered to Defence Canada. Metal Storm delivered 3 MAULTM weapons plus ammunition to Defence R&D Canada for evaluation as a part of its combat weapon modernisation program. The weapons are currently undergoing evaluation.
Products:
•	FireStorm™ was further developed to increase its modularity. This allowed its reconfiguration to meet the requirements of the MPM-NLWS contract. The majority of FireStorm™ development during 2010 has been specific to the FireStorm™ MPM-NLWS configuration.
•	MAUL™ is being enhanced to meet environmental, manufacturing and cost engineering requirements prior to commencing production. Feedback from both military and law enforcement markets continues to be positive. As an example, over 600 requests for information were received from a single MAULTM editorial in the US Police Magazine in May 2010.
•	STORM40 40mm ammunition has successfully completed its pre-qualification test program and systems safety documentation development, and now awaits formal qualification testing by STK. This expensive process has been delayed due to cash restrictions on the Group during 2010, and a need to focus on the shorter-term demand for

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Metal Storm Limited
MAUL™ and the FireStorm™ MPM-NLWS that are likely to generate sales and revenue sooner than 3GL/STORM40.
•	3GL – the design has undergone significant enhancements to better align the weapon with customer expectations. The Fire Control Unit (FCU) has also been redesigned. The FCU is the “brain” inside each Metal Storm weapon system, having an awareness of weapon and ammunition status, controlling safety, arming, fire commands and rate of fire, as well as carrying multiple redundant systems to ensure high levels of system safety and reliability. The new FCU is a small modular PCB that can be used with any Metal Storm weapon system with up to 6 projectiles per barrel. With this re-design, the same FCU can be deployed on any Metal Storm weapon system, avoiding expensive and time consuming re-design and re-certification of the unit. This has ensured that other Metal Storm products can use the FCU, irrespective of the weapon size, calibre or power source.
Business Development and Market Outlook:
Through 2010 Metal Storm participated in a number of international trade shows including the Singapore Air Show, AUSA, Modern Day Marine and the Australian Land Warfare Conference.
Feedback from these shows, prospective customers and marketing media indicates a strong market opportunity for lightweight add-on weapons, and for non-lethal and door breaching capabilities.
Our observations, together with the Group’s success acquiring the MPM-NLWS contract and PNG MAULTM contract, indicates that non-lethal will continue to be an important growth sector for the Group, and that the non-lethal market sector itself is continuing to grow.
In many cases military and law enforcement operators wish to maintain a lethal primary capability, but need to add a complementary non-lethal capability, without the combination becoming unwieldy and impractical. Metal Storm’s ability to produce extremely light automatic “tactical accessory” weapons plays very well into this space as legacy weapons technology cannot deliver anywhere near the firepower/weight characteristics, or range of use options that Metal Storm systems provide.
Over the coming 18 months the Group expects to manufacture and deliver the 500 weapons and ammunition for the PNG MAUL™ contract, and compete for the follow-on MPM-NLWS production contracts. In addition, it expects to see an increasing number of opportunities to bid MAUL™, FireStorm™ and 3GL weapon systems in international markets.
Finance:
During 2010 the Group was funded through private equity placements, equity lines of credit, and a Rights Issue.
In January 2010 Metal Storm entered into an Equity Line of Credit with Global Emerging Markets (GEM), based in the UK. While this served the Group for short period, issues with the arrangement prompted the Group to instead enter a more flexible Equity Line Agreement with US-based Dutchess Capital. This agreement remains in place, and is being used on occasion.
On 6 September 2010 the Group concluded a Rights Issue which raised $2.4 million, a further $700,000 placed with private investors took up 100% of the shortfall. In addition on 8 December 2010 shareholders approved the private placement of $1.1 million on the same terms as the Rights Issue.
Facilities & Engineering:
On 1 July 2010 Metal Storm Inc consolidated its primary office space, which reduced the cost of the Arlington office lease. In December 2010 Metal Storm moved its Brisbane operation to a new facility 5km from the previous offices on similar rental terms. The new facility provides a substantially improved, more professional environment to host visiting customers and investors, together with office space for engineering staff and a more secure armoury, range and machine shop. The Company was able to take advantage of an existing, high quality fit-out from the previous tenant at no additional charge from the landlord.
In keeping with the progressive transition toward weapons production, Metal Storm is in the process of implementing an ISO9001 quality system. The Group has been operating with comprehensive processes and procedures for some time, but is ISO certifying its operations as it readies itself for the anticipated demand for volume production. Seven staff are now qualified as ISO9001 internal auditors, and the Group expects to complete the process in both US and Australian locations in 2011.
Performance measurement
Management and the Board monitor the Group’s overall performance, from its strategic plan through to the performance of the Group against operating plans and financial budgets.
The Board, together with management, reviews monthly financial statements which are used to monitor performance against critical success factors. Directors receive these reports together with management’s analysis and commentary prior to each monthly Board meeting to allow Directors to actively monitor the Group’s performance.

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Metal Storm Limited
Risk management
The Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board.
The Board has established an Audit and Risk Committee to oversee this process.
The Committee has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Committee. These include the following:
Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy, designed to meet stakeholders’ needs and manage business risk.
Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature.
Significant events after the end of the reporting period
There has not been any significant event, other than that referred to in the financial statements or notes thereto, that has arisen since the end of financial year.
Likely developments and expected results of operations
Likely developments in the expected results of the operations of the Group have been discussed generally in the financial statements. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the Group.
Operations subject to significant environmental regulation
The Group’s operations are not subject to any particular and significant environmental regulations.
Share options
Unissued shares
As at the date of this report, there were 1,354,202,517 unissued ordinary shares under unlisted options 1,264,202,517 at the end of the reporting period). Refer to notes 20 and 28 of the financial statements for further details of options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.
Shares issued as a result of the exercise of options
During the year, there were 18,888 listed options and 60,653,768 unlisted options exercised to acquire fully paid ordinary shares in Metal Storm Limited (2009: Listed: Nil, Unlisted 1,293,758).
Indemnification and insurance of directors and officers
During the year, the Company paid a premium in respect of a contract insuring the Directors of the Group, the Company Secretary, and all executive officers of the Group and any related body corporate against a liability incurred as a Director, Secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.
The Group has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer of the Group or any related body corporate against a liability incurred as such an officer.

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Metal Storm Limited
Financial Statements
Consolidated Statement of Comprehensive Income
For the year ended 31 December 2010

		2010	2009
	Note	$	$
Revenue	5	3,345,016	1,112,481

Gain on extinguishment of debt	17	—	2,467,609
Fair value movement in derivative	15	407,041	(224,611)
Consumables used		(736,144)	(154,960)
Finance costs	6	(4,304,903)	(5,749,555)
Employee expenses	6	(4,237,269)	(4,491,565)
Professional fees		(991,581)	(1,187,842)
Research and development		(603,413)	(976,994)
Facilities and equipment		(465,073)	(755,798)
Administrative expenses		(480,752)	(515,215)
Public relations and compliance		(563,762)	(403,830)
Travel expenses		(127,602)	(246,809)
Communication and technology		(159,139)	(234,022)
Gain on available-for-sale financial assets	9	—	75,000
Net foreign exchange differences		(20,672)	(21,553)

Loss before Income tax		(8,938,253)	(11,307,664)

Income tax expense	7	—	—

Loss for the year		(8,938,253)	(11,307,664)

Other comprehensive income
- Currency Translation difference		17,149	41,523

- Other comprehensive income for the year		17,149	41,523

Total Comprehensive income for the year		(8,921,104)	(11,266,141)
Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary owners of the parent	27	(0.6)	(1.2)
The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

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Metal Storm Limited
Financial Statements (cont.)
Consolidated Statement of Financial Position
As at 31 December 2010

		2010	2009
	Note	$	$
Assets
Current assets
Cash and cash equivalents	8	1,166,661	67,350
Trade and other receivables	10	555,866	309,284

Total current assets		1,722,527	376,634

Non-current assets
Other assets	11	78,210	28,679
Property, plant and equipment	12	346,219	423,715
Intangible assets and goodwill	13	—	612

Total non-current assets		424,429	453,006

Total assets		2,146,956	829,640

Liabilities
Current liabilities
Trade and other payables	14	1,187,070	1,417,188
Conversion derivative	15	1,888,067	2,337,200
Non-interest bearing loans & borrowings	16	13,339,952	11,822,962
Interest-bearing loans and borrowings	17	4,198,777	4,070,584
Provisions	18	22,475	359,024

Total current liabilities		20,636,341	20,006,958

Non-current liabilities
Interest-bearing loans and borrowings	19	—	7,630
Other		—	16,056

Total non-current liabilities		—	23,686

Total liabilities		20,636,341	20,030,644

Net assets (liabilities)		(18,489,385)	(19,201,004)

Equity
Contributed equity	20	77,683,753	70,075,033
Reserves	21	12,511,176	10,470,024
Accumulated losses	22	(108,684,314)	(99,746,061)

Total equity (deficiency)		(18,489,385)	(19,201,004)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

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Metal Storm Limited
Financial Statements (cont.)
Consolidated Statement of Cash Flow
For the year ended 31 December 2010

		2010	2009
	Note	$	$
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		2,550,535	1,576,199
Payments to suppliers and employees (inclusive of GST)		(8,888,703)	(8,693,671)
Interest and other costs of finance paid		(479,722)	(1,586,756)
Research & development tax rebate	5	628,290	—

Net cash outflow from operating activities	26	(6,189,600)	(8,704,228)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(16,732)	(77,426)
Interest received		23,458	190,032
Proceeds from sale of available-for-sale financial assets		—	85,000

Net cash inflow from investing activities		6,726	197,606

Cash Flows From Financing Activities
Proceeds from issues of shares		7,071,247	3,326,194
Share issue costs		(203,683)	(160,701)
Proceeds from borrowings		884,024	426,714
Repayment of borrowings		(471,138)	(2,543,542)

Net cash inflow from financing activities		7,280,450	1,048,665

Net movement in cash and cash equivalents		1,097,576	(7,457,957)
Net foreign exchange differences		1,735	(45,985)
Cash and cash equivalents at beginning of period		67,350	7,571,292

Cash and cash equivalents at year end	8	1,166,661	67,350

The above Consolidated Statement of Cash Flow should be read in conjunction with the accompanying notes.

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Metal Storm Limited
Financial Statements (cont.)
Consolidated Statement of Changes in Equity
For the year ended 31 December 2010

	Issued capital	Reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$
At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)
Total comprehensive income for the year		41,523	(11,307,664)	(11,266,141)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue cost	(160,701)	—	—	(160,701)

At 1 January 2010	70,075,033	10,470,024	(99,746,061)	(19,201,004)

Total comprehensive income for the year	—	17,149	(8,938,253)	(8,921,104)

Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	2,024,003		2,024,003
Exercise of options	55,540			55,540
Conversion of notes	342,791			342,791
Issue of share capital	7,260,692			7,160,086
Share issue costs	(50,303)	—	—	(50,303)

At 31 December 2010	77,683,753	12,511,176	(108,684,314)	(18,489,385)

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

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Metal Storm Limited
Notes to the financial statements
31 December 2010
Notes to the financial statements
For the year ended 31 December 2010

Contents
1. GOING CONCERN	12
2. FINANCIAL RISK MANAGEMENT	13
3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	17
4. SEGMENT INFORMATION	18
5. REVENUE	19
6. EXPENSES	19
7. INCOME TAX	20
8. CURRENT ASSETS — CASH AND CASH EQUIVALENTS	21
9. AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS	21
10. CURRENT ASSETS — TRADE AND OTHER RECEIVABLES	21
11. NON-CURRENT ASSETS — OTHER ASSETS	22
12. NON-CURRENT ASSETS — PROPERTY, PLANT AND EQUIPMENT	23
13. NON-CURRENT ASSETS — INTANGIBLE ASSETS AND GOODWILL	24
14. CURRENT LIABILITIES — TRADE AND OTHER PAYABLES	24
15. CURRENT LIABILITIES — CONVERSION DERIVATIVE	25
16. CURRENT LIABILITIES — NON-INTEREST BEARING LOANS AND BORROWINGS	25
17. CURRENT LIABILITIES — INTEREST BEARING LOANS AND BORROWINGS	26
18. CURRENT LIABILITIES — PROVISIONS	27
19. NON-CURRENT LIABILITIES — INTEREST BEARING LOANS AND BORROWINGS	28
20. CONTRIBUTED EQUITY	28
21. RESERVES	29
22. ACCUMULATED LOSSES	30
23. COMMITMENTS	31
24. SUBSIDIARIES	31
25. EVENTS OCCURRING AFTER THE END OF THE REPORTING PERIOD	31
26. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES	32
27. EARNINGS PER SHARE	32
28. SHARE-BASED PAYMENTS	33
29. PARENT ENTITY DISCLOSURES	35

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Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

1. Going concern
Key financial data for the Group for the financial year ended 31 December 2010 and 2009 is disclosed below:

	2010	2009
	$	$
Cash at Bank	1,166,661	67,350
Loss for the Year	(8,938,253)	(11,307,664)
Net cash outflow from operating activities	(6,189,600)	(8,704,228)
Net liabilities	(18,489,385)	(19,201,004)
Metal Storm relies heavily on additional capital to fund its operations. Over the past 12 months more than $7 million was received in exchange for shares and options. These funds were received through a Rights Issue to existing shareholders, various subscription agreements and two equity line of credit facilities.
The current equity line of credit facility (Line Agreement) is with Dutchess Opportunity Fund. The level of funding provided for by the Line Agreement is variable which creates uncertainty over the cash inflows the Group may receive over the next 12 months. Funding is received under the Line Agreement in tranches as frequent as up to every 5 business days and each tranche can be up to $200,000. The level of funding available under the Line Agreement includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 1/5th for every day an adjustment event occurs. Additionally, the level of funds likely to be provided under the Line Agreement may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the Line Agreement has been supplemented by equity placements, however, the availability of such placements in the future is uncertain.
In addition to the heavy reliance on capital and the variability and uncertainty of capital receipts, the Company’s convertible notes mature on 1 September 2011. Noteholders were provided the option to receive their capital back at maturity or convert their holding to shares in the Company during or at the end of the term. If no more notes are converted to shares, the debt payable by the Company would be approximately $19m. Whilst Noteholders receive a 10% discount on the share price by converting, there is no guarantee all or any noteholders will utilise this incentive and convert their holdings to shares. At present the Company is in the early stages of developing alternatives for restructuring and/or repayment of the convertible notes. In the absence of conversion, restructuring or a significant capital raising the Company will not be in a position to satisfy the liability to the noteholders.
Therefore, there is significant uncertainty with regards to the Group’s ability to continue as a going concern for the next 12 months and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial statements.
In order to reduce or eliminate this uncertainty and continue operating for the next 12 months, the Group will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2010 and is actively working to source a more substantial capital investment or restructure its debt.

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Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)
2. Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.
The Group’s principal financial instruments comprise cash, short-term deposits, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
a. Market risk
     i. Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar.
The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Group’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars.
At the end of the reporting period the Group had cash balances equivalent to A$101,886 (2009: A$13,312), receivables equivalent to A$235,926 (2009: A$223,311) and payables equivalent A$265,595 (2009: A$327,536) denominated in foreign currencies.
At the end of the reporting period had the Australian dollar been weaker/stronger by [10%] against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by 7,107 (2009: $10,172).
     ii. Fair value interest rate risk
The Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk. The Groups objective is to minimise its exposure to interest rate risk. It is the Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At the end of the reporting period the Group held deposits with a face value of $1,273,769 (2009: $67,350) and interest bearing loans of $4,198,551 (2009: $4,551,879).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.
During 2010, had interest rates risen/fallen proportionately by 10% on their actual 2009 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $2,346 (2009: $13,683 higher/lower).
Sensitivity of loss to market risk (2010)

	Increase in	Decrease in
	Group	Group
	Loss	Loss
Risk Factor	$	$
2010 actual loss	(8,938,253)	(8,938,253)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	7,107	(7,107)
(ii) Interest rate increase/(decrease) by 10%	2,346	(2,346)

2010 loss after adjusting for market risk sensitivity factors	(8,928,800)	(8,947,706)

Sensitivity of shareholders deficiency to market risk (2010)

	Increase in	Decrease in
	Group	Group
	Deficiency	Deficiency
Risk Factor	$	$
2010 actual shareholders deficiency	(18,489,385)	(18,489,385)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	7,107	(7,107)
(ii) Interest rate increase/(decrease) by 10%	2,346	(2,346)

2010 total shareholder deficiency after adjusting for market risk sensitivity factors	(18,479,932)	(18,498,838)

13 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

2. Financial risk management (cont.)
a. Market risk (cont.)
Sensitivity of loss to market risk (2009)

	Increase in	Decrease in
	Group	Group
	Loss	Loss
Risk Factor	$	$
2009 actual loss	(11,307,664)	(11,307,664)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683

2009 loss after adjusting for market risk sensitivity factors	(11,331,519)	(11,283,809)

Sensitivity of shareholders deficiency to market risk (2009)

	Increase in	Decrease in
	Group	Group
	Deficiency	Deficiency
Risk Factor	$	$
2009 actual shareholders deficiency	(19,201,004)	(19,201,004)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683

2009 total shareholder deficiency after adjusting for market risk sensitivity factors	(19,224,859)	(19,177,149)

b. Credit risk
Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.
At the end of the reporting period the Group had deposits of $1,273,769 (2009: $67,350) and receivables of $524,394 (2009: $337,963).
Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions with investment grade credit ratings.
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2010 no debtors were outside the credit terms.

14 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

2. Financial risk management (cont.)
c. Liquidity risk
The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Groups policy to maintain flexibility in its investment decisions to enable it to close out positions as needed and meet credit requirements. Refer Note 1.
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Convertible Note terms.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

		Later than one	Later than three	Later than one year
	Not later	month and not later	months and not	and not later than	Total Contract Cash
Financial	than one month	than three months	later than one year	five years	Flows	Carrying Amount
liability	$	$	$	$	$	$
Group — 2010
Payables	187,238	122,337	—	—	309,575	309,575
Finance Leases	353	706	3,176	3,529	7,764	226
Convertible Notes	—	—	18,880,675	—	18,880,675	17,323,655
Loan	—	214,848	—	—	214,848	214,848

Total	187,591	337,891	18,883,851	3,529	19,412,862	17,848,304

Group — 2009
Payables	379,555	132,217	—	—	511,772	511,772
Finance Leases	664	1,327	4,599	8,556	15,146	5,344
Convertible Notes	—	—	—	19,239,143	19,239,143	15,561,488
Loan	—	326,714	—	—	326,714	326,714

Total	380,219	460,258	4,599	19,247,699	20,092,775	16,405,318

d. Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
As of 1 January 2009 the Group has adopted the amendments to AASB 7 Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

15 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

2. Financial risk management (cont.)
d. Fair value estimation (cont.)
The following table presents the Group’s assets and liabilities measured and recognised at fair value at 31 December 2010.
2010

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	1,888,067	1,888,067

Total Liabilities	—	—	1,888,067	1,888,067

2009

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	2,337,200	2,337,200

Total Liabilities	—	—	2,337,200	2,337,200

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2 and comprise debt investments and derivative financial instruments. In the circumstances where a valuation technique for these instruments is based on significant unobservable inputs, such instruments are included in level 3. Refer to Note 15 for detail of the level 3 instrument and refer to Note 3 for estimates and judgements in the instrument.
The following tables present the changes in level 3 instruments for the year ended 31 December 2010 and 31 December 2009:

	2010	2009
	Conversion	Conversion
	derivative	derivative
Consolidated	$	$
Opening balance	2,337,200	2,187,934
Conversions	(42,092)	(75,345)
(Losses)/Gains recognised in profit or loss	(407,041)	224,611

Closing Balance	1,888,067	2,337,200

e. Capital risk management
The Group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.
In order to maintain or adjust the capital structure, the Group may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.
The Group’s overall strategy remains unchanged from 2009.
The capital structure of the Group consists of debt, which includes borrowings disclosed in note 16 and 17, cash and cash equivalents disclosed in note 8 and equity attributable to owners of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 20, 21 and 22.

16 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

3. Critical accounting estimates and judgements
a. Conversion derivatives
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Convertible Note terms as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

	2010	2009	Detail
Share Price	$0.01	$0.02	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.15	$0.15	As per the terms and conditions of the contract. Exercise price of the convertible notes option should shares trade above $0.15 (or 10% higher than $0.135).
Share Price Volatility	90.17%	118.76%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.7%	4.4%	Yield as at year end for a commonwealth security maturing on 15 June 2011.
b. Convertible notes and attaching options

	Extension	Bifurcation
	of Notes	of Notes	Options	Detail
Share Price	$0.029	$0.026	$0.026	Closing share price of Metal Storm on 31 July 2009 and 24 September 2009.
Exercise Price	—	—	$0.001	As per the convertible note terms.
Share Price Volatility	87.25%	90.0%	90.0%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.41%	4.57%	4.57%	Interest rate for a two year Commonwealth Government treasury bond at 30 July 2009 and 24 September 2009 and a five year Commonwealth Government treasury bond weighted based on time to maturity.
Time to Maturity	2 years	2 Years	2 Years	As per the terms and conditions of the contract.
Annual Dividend Yield	0%	0%	0%	Metal Storm is unlikely to pay a dividend before the Convertible Notes mature.
c. Rights issue option

	Options	Detail
Share Price	$0.008	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.015	As per the terms and conditions of the Rights Issue.
Share Price Volatility	108.4%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.7%	Yield as at year end for a commonwealth security maturing in September 2013.
d. Revenue recognition
For revenue recognised on a percentage of completion basis the Company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.

17 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

4. Segment information
a. Description of segments
Management has determined the operating segments based on reports reviewed by the Chief Executive Officer and the Chief Financial Officer (Executive) that are used to make strategic decisions.
The Executive considers the business from a geographic perspective and has identified two reportable segments, Australia and the United States. The Executive monitors the performance in these two regions separately. Due to the current financial constraints, the primary focus of the Executive is monitoring of cash inflows and outflows.
Revenue in the United States is generated through research and development contracts for the provision of services or products. Metal Storm has one customer whose transaction amount to more than 10% of the Group’s revenues. In 2010 $2,224,289 was recognised from the US Government in the United States segment. (2009: $964,272).
b. Segment information provided to the Chief Executive Officer

			Inter-segment
	Australia	United States	eliminations	Consolidated
	$	$	$	$
2010
Revenue	35,106	2,681,620		2,716,726
Expenses	(9,466,786)	(3,000,942)	812,749	(11,654,979)

Segment loss	(9,431,680)	(319,322)	812,749	(8,938,253)

Current assets	1,397,367	325,160	—	1,722,527
Current liabilities	(20,370,520)	(22,343,178)	22,077,357	(20,636,341)

Net current assets/(liabilities)	(18,973,153)	(22,018,018)	22,077,357	(18,913,814)

Net operating cash flows	(5,533,625)	(655,975)	—	(6,189,600)
Net investing cash flows	(748,838)	(1,252)	756,816	6,726
Net financing cash flows	7,293,200	744,066	(756,816)	7,280,450

Net movement in cash and cash equivalents	1,010,737	86,839	—	1,097,576

2009
Revenue	136,708	975,773	—	1,112,481
Expenses	(10,882,739)	(2,972,831)	1,435,425	(12,420,145)

Segment loss	(10,746,031)	(1,997,058)	1,435,425	(11,307,664)

Current assets	168,690	207,944	—	376,634
Current liabilities	(19,344,629)	(22,269,499)	21,607,169	(20,006,959)

Net current assets/(liabilities)	(19,175,939)	(22,061,555)	21,607,169	(19,630,325)

Net operating cash flows	(7,153,819)	(1,550,409)	—	(8,704,228)
Net investing cash flows	(1,221,021)	(16,798)	1,435,425	197,606
Net financing cash flows	1,060,196	1,423,894	(1,435,425)	1,048,665

Net movement in cash and cash equivalents	(7,314,644)	(143,313)	—	(7,457,957)

c. Notes to and forming part of the segment information
     i. Accounting policies
Segment information is prepared in conformity with AASB 8 Segment Reporting.
Segment revenues, expenses, assets, liabilities and net cash flows are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.

18 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

4. Segment information (cont.)
c. Notes to and forming part of the segment information (cont.)
     ii. Inter-segment transfers
Segment revenues, expenses, results and cash flows include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

5. Revenue

			2010	2009
			$	$
Contract revenue			1,452,481	964,272
Sale of goods			785,078	—
Interest revenue			23,458	136,833
Research and Development tax rebate			628,290	—
Other	(i	)	455,709	11,376

			3,345,016	1,112,481

(i)	Settlement proceeds, refer Note 10.

6. Expenses
Net loss attributable to members of the parent includes the following expenses:

			2010	2009
	Note		$	$
Employee expenses
Wages and salaries			(3,627,702)	(3,901,523)
Post employment			(208,110)	(229,408)
Share-based payments	28	(d)	(50,303)	(22,230)
Directors fees			(218,514)	(197,499)
Other			(132,640)	(140,905)

Total employee expenses			(4,237,269)	(4,491,565)

Finance costs
Interest expense			(479,723)	(1,586,756)
Accretion expense	(i	)	(2,062,867)	(3,184,692)
Transaction cost amortisation			—	(876,393)
Transaction cost			(1,762,313)	(101,714)

Total finance costs			(4,304,903)	(5,749,555)

Depreciation and Amortisation
Depreciation			(94,227)	(162,065)
Amortisation			(612)	(22,472)

Total depreciation and amortisation			(94,839)	(184,537)

Rental expense relating to operating leases
Operating lease payments			(220,654)	(589,793)

Total lease payments			(220,654)	(589,793)

Gain on available-for-sale financial assets
Gain on available-for-sale financial assets	9		—	75,000

			—	75,000

(i)	Accretion expense is the recognition in the financial statements of the difference in value between the fair value at initial recognition and the face value. The expense is recognised using an effective interest rate method over the life of the convertible notes.

19 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

7. Income tax
a. Income tax expense

	2010	2009
	$	$
Current tax (benefit)	—	(2,724,940)
Deferred tax (benefit)	(2,305,718)	(218,219)
Adjustment for prior years	—	68,233

Deferred tax assets not recognised	2,305,718	2,874,926

b. Numerical reconciliation of income tax expense to prima facie tax payable

	2010	2009
	$	$
Loss before income tax	(8,938,253)	(11,307,664)

Tax at the Australia tax rate of 30% (2009:30%)	(2,681,476)	(3,392,299)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	—	—
Research and development tax concession received	(188,487)	—
Entertainment	1,257	1,530
Fair value movement in embedded derivative	(122,112)	67,383
Gain on extinguishment	—	(733,614)
Non-deductible interest expense	25,973	80,492
Option costs expensed — employees	77,921	—
Borrowing costs accretion	618,860	1,044,872
Other	(37,654)	(11,523)

	(2,305,718)	(2,943,159)
Adjustment for prior years	—	68,233
Deferred tax assets not recognised	2,305,718	2,874,926

Income tax expense	—	—

c. Unrecognised temporary differences
     iii. Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	2010	2009
	$	$
Sundry creditors and accruals	41,971	48,797
General accruals	572,589	626,083
Provision for doubtful debts	—	958,885
Employee entitlements	198,515	175,905
Asset retirement obligation	22,475	31,932
Lease make good	16,165	16,165
Deferred rent	—	16,056
Transaction cost amortisation (S40-880)	132,358	234,095
Patent costs	3,541,605	3,796,804
Borrowing costs	—	—
Unrealised foreign exchange difference	20,672	829,410
Losses available for offset against future income	86,393,145	76,519,638
Capital losses available for offset against future income	915,000	915,000

Gross deferred income tax assets	91,854,495	84,168,770
Deferred tax liabilities
Unrealised foreign exchange differences	—	—
Interest receivable on available-for-sale financial asset	—	—

	91,854,495	84,168,770

Potential tax benefit @ 30%	27,556,349	25,250,631

20 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

7. Income Tax (cont.)

d. Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2010	2009
	$	$
Australian tax losses	65,638,347	56,836,046
United States federal net operating loss carry-forwards	19,443,248	18,286,837
United States state net operating loss carry-forwards	13,638,689	12,482,278
Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.
The U.S. State and Federal net operating loss carry-forwards expire at various dates through 2013 and 2028, respectively.

8. Current assets — Cash and cash equivalents

	2010	2009
	$	$
Cash at bank and on hand	1,166,661	67,350

	1,166,661	67,350

iv.	Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2010 of 2.5% (2009: 3.9%).

9. Available-for-sale financial investments

	2010	2009
	$	$
Floating rate notes:
Opening fair value	—	10,000
Disposal of investments	—	(85,000)
Gain on sale	—	75,000

Closing Fair Value	—	—

10. Current assets — Trade and other receivables

		2010	2009
	Notes	$	$
Trade receivables		261,969	1,152,115
Other receivables		4,230	9,147
Security deposits	(i)	44,910	44,910
Goods and services tax recoverable		55,728	27,613
Prepayments		189,029	34,384
Provision for doubtful debts		—	(958,885)

		555,866	309,284

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.
The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

21 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

10. Current assets — Trade and other receivables (cont.)
Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

	2010	2009
	$	$
Opening balance	(958,885)	(1,223,838)
Provision reduction	958,885	—
Foreign exchange movement	—	264,953

Closing balance	—	(958,885)

The provision created relates to a single customer of the Group who was significantly outside terms. The full balance of the debt was not outside terms however in discussions with the customer, they had provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.
The Group initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The matter was settled in March 2010, the provision removed and any proceeds recognised in other revenue.

11. Non-current assets — Other assets

			2010	2009
			$	$
Security deposits	(i	)	78,210	28,679

			78,210	28,679

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

22 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

12. Non-current assets — Property, plant and equipment

	Leasehold		Leased plant and
	improvements	Plant and equipment	equipment	Total
	$	$	$	$
At 1 January 2009
Cost	188,536	534,595	333,573	1,056,704
Accumulated depreciation	(114,783)	(316,265)	(72,302)	(548,350)

Net book amount	73,753	173,330	261,271	508,354

Year ended 31 December 2009
Opening net book amount	73,753	173,330	261,271	508,354
Additions	—	77,426	—	77,426
Transfers in / (out)	—	234,724	(234,724)
Disposals	—	—	—	—
Depreciation charge	(45,496)	(95,404)	(21,165)	(162,065)

Closing net book amount	28,257	390,076	5,382	423,715

At 1 January 2010
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

Year ended 31 December 2010
Opening net book amount	28,257	390,076	5,382	423,715
Additions	15,392	1,339	—	16,731
Disposals	—	—	—	—
Depreciation charge	(19,644)	(69,201)	(5,382)	(94,227)

Closing net book amount	24,005	322,214	—	346,219

At 31 December 2010
Cost	203,928	890,776	27,393	1,122,097
Accumulated depreciation	(179,923)	(568,562)	(27,393)	(775,878)

Net book amount	24,005	322,214	—	346,219

23 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

13. Non-current assets — Intangible assets and goodwill

	Software	Goodwill	Total
	$	$	$
At 1 January 2009
Cost	131,982	1,861,726	1,993,708
Accumulated amortisation	(108,898)	(27,574)	(136,472)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	23,084	—	23,084

Year ended 31 December 2009
Opening net book amount	23,084	—	23,084
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(22,472)	—	(22,472)

Closing net book amount	612	—	612

At 1 January 2010
Cost	89,291	1,861,726	1,951,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

Year ended 31 December 2010
Opening net book amount	612	—	612
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(612)	—	(612)

Closing net book amount	—	—	—

At 31 December 2010
Cost	89,291	—	89,291
Accumulated amortisation	(89,291)	—	(89,291)
Accumulated impairment loss	—	—	—

Net book amount	—	—	—

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage.

14. Current liabilities — Trade and other payables

	2010	2009
	$	$
Trade payables	225,837	411,329
Deferred revenue	54,928	168,807
Accrued payables	897,972	796,233

	1,178,737	1,376,369
Related party payables:
Directors fees payable	8,333	40,819

	1,187,070	1,417,188

24 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

15. Current liabilities — Conversion derivative

	2010	2009
	$	$
Balance at beginning of year	2,337,200	2,187,934
Conversion of convertible notes to shares	(42,092)	(75,345)
Fair value movement	(407,041)	224,611

Balance at end of year	1,888,067	2,337,200

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 3 (a) for further information.

16. Current liabilities — Non-interest bearing loans and borrowings

			2010	2009
			$	$
Convertible notes	(i	)	13,125,104	11,496,248
Short term loan			214,848	326,714

			13,339,952	11,822,962

(i)	Secured by fixed and floating charge over the Company’s assets, matures 2011
Refer to note 17 for further information on the Convertible Note terms.

	2010	2009
	$	$
Balance at beginning of year	11,496,248	—
Fair value of issue	—	11,070,869
Accretion expense	1,845,539	428,692
Conversion of convertible notes to shares	(216,683)	(3,313)

Balance at end of year	13,125,104	11,496,248

	2010	2009
	Number	Number
Balance at beginning of year	109,471,371	—
Issued for interest bearing notes	—	109,504,140
Conversions	(1,982,240)	(32,769)

Balance at end of year	107,489,131	109,471,371

25 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

17. Current liabilities — Interest bearing loans and borrowings

			2010	2009
			$	$
Obligations under finance leases			226	5,344
Convertible notes	(i	)	4,198,551	4,065,240

			4,198,777	4,070,584

(i)	Unsecured, matures 2011.
i.	Convertible Notes
The Company issued 203,703,704 10% coupon convertible notes (“Notes”) to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.
On 31 July 2009, the Company obtained shareholder and noteholder approval to extend the maturity date of the Notes to 1 September 2011 and bifurcate the notes into interest bearing and secured.
Interest bearing notes have the same terms and conditions as the original notes except for a maturity date of 1 September 2011.
The Convertible Notes have the following terms and features:
•	Notes issued at a fixed purchase price of A$0.135 per Note

•	Notes have a 3 year term from issue date, maturing on 1 September 2011 and bear annual interest of 10% payable quarterly

•	Convertible to ordinary shares on the first business day of each quarter prior to maturity date or at maturity date except for any note holders who hold more than 5% of notes on issuance may convert at any time.

•	Convertible at a conversion price equal to the lesser of A$0.135 or 90% of the volume weighted average price per share for the preceding 30 business days prior to conversion date.

•	The options had the following terms and features:

•	Each Option entitles the holder to subscribe for one ordinary share upon exercise

•	Fixed exercise price of A$0.15

•	Exercisable anytime between issuance and 1 September 2011
The debt component of the Notes and the embedded derivative inherent in the instrument were recognised separately from each other and recorded as financial liabilities. The debt component of the Note was initially recorded at fair value and then amortised to face value over the life of the Note. The embedded derivative is recognized at fair value through the profit and loss.
The secured notes have a fixed and floating charge over the assets of the Company and do not bear interest, otherwise they have the same terms and conditions as the interest bearing notes. The face value of both classes of notes is $0.135.
The extension and bifurcation of the Notes were recorded as an extinguishment and new financial liabilities recognised. The new liabilities were recorded in the same manner as the original Notes.
Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes held. Refer note 20.

	2010	2009
	Number	Number
Balance at beginning of year	33,040,799	147,584,129
Conversions	(673,079)	(5,039,190)
Exchanged for secured notes	—	(109,504,140)

Balance at end of year	32,367,720	33,040,799

26 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

17. Current liabilities — interest bearing loans and borrowings (cont.)

Interest
Bearing
Convertible
Notes
$
Balance at 1 January 2009	16,263,964
Accretion /Transaction Cost Amortisation 1 January to 31 July 2009	3,108,110
Conversions 1 January To 31 July 2009	(544,578)
Extinguishment of Notes Maturing 1 September 2009	(18,827,496)

—
Issuance of Notes Maturing 1 September 2011	16,887,375
Interest Bearing Notes Extinguished in Exchange for Secured Notes	(13,006,264)
Accretion/Transaction Cost Amortisation 1 August to 31 December 2009	223,665
Conversions 26 September to 31 December 2009	(39,536)

Balance at 1 January 2010	4,065,240

Accretion expense	217,328
Transaction cost amortisation	—
Movement on extinguishment of debt	—
Exchanged for secured notes	—
Conversion of convertible notes to shares	(84,017)

Balance at end of year	4,198,551

The gain on extinguishment of debt is made up of the following amounts:

		2009
		$
Movement on extinguishment of debt		3,875,516
Fair value of options issued to holders of secured notes	21	(1,407,907)

Gain on extinguishment of debt		2,467,609

Fair Value of Consideration Given:
New Debt	16,887,375
Options Issued	1,407,907
Gain on Election of Secured Notes	(1,935,395)

Total	16,359,887

Less: Carrying Value of Old Convertible Notes	(18,827,496)

Gain On Extinguishment Of Debt	(2,467,609)

18. Current liabilities — Provisions

		Onerous Lease
	Make Good	Contracts	Total
	$	$	$
Carrying amount at 1 January 2010	31,932	151,187	183,119
Additional provisions recognised	—	—	—
Amounts used during the year	(9,457)	—	(9,457)
Derecognition		(132,853)	(132,853)
Foreign Exchange movements	—	(18,334)	(18,334)
Unwinding and discount rate adjustment	—	—	—

Carrying amount at 31 December 2010	22,475	—	22,475

27 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)
19. Non-current liabilities — Interest bearing loans and borrowings

	2010	2009
	$	$
Obligations under finance leases	—	7,630

	—	7,630

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 10 and 11.
20. Contributed equity

	2010	2009
	$	$
Ordinary shares — issued and fully paid	77,683,753	70,075,033

Issues of ordinary shares during the year			Number	Issue Price	Value
At 1 January 2009			613,555,252		66,209,718
Conversion of notes first quarter			7,287,985	$0.0400	269,982
Conversion of notes second quarter			7,278,292	$0.0400	287,738
Conversion of notes third quarter			1,786,500	$0.0400	56,200
Conversion of notes fourth quarter			2,423,417	$0.0200	48,851
Shares issued in accordance with SPP			114,724,259	$0.0229	2,464,199
Exercise of Options			1,293,758	$0.0010	1,294
Issue of Shares			6,666,666	$0.0150	100,000
Issue of Shares			17,142,857	$0.0175	300,000
Issue of Shares			18,750,000	$0.0160	300,000
Issue of Shares			950,000	$0.0039	37,050

At 1 January 2010			791,858,986		70,075,033
Conversion of notes first quarter	(i	)	2,201,216	$0.0200	43,920
Conversion of notes second quarter	(i	)	24,664,175	$0.0093	229,740
Conversion of notes third quarter	(i	)	5,246,262	$0.0100	54,240
Conversion of notes fourth quarter	(i	)	1,533,937	$0.0097	14,890
Shares issued in accordance with Rights Issue			305,622,333	$0.0049	1,509,259
Exercise of Unlisted Options			52,707,495	$0.0010	52,708
Exercise of Listed Options			18,888	$0.1500	2,833
Issue of Shares			7,946,273	$0.0010	7,946
Issue of Shares			25,510,203	$0.0079	202,687
Issue of Shares			51,178,022	$0.0080	409,424
Issue of Shares			41,333,333	$0.0081	334,010
Issue of Shares			39,655,678	$0.0090	358,000
Issue of Shares			21,978,022	$0.0091	200,000
Issue of Shares			20,636,715	$0.0097	200,000
Issue of Shares			26,250,000	$0.0052	136,500
Issue of Shares			40,724,658	$0.0056	227,247
Issue of Shares			1,931,152	$0.0115	22,159
Issue of Shares			25,000,000	$0.0126	315,000
Issue of Shares			52,669,568	$0.0133	700,000
Issue of Shares			2,022,592	$0.0139	28,144
Issue of Shares			14,285,714	$0.0140	159,787
Issue of Shares			27,900,794	$0.0143	400,000
Issue of Shares			12,500,000	$0.0160	200,000
Issue of Shares			49,444,444	$0.0162	800,000
Issue of Shares			17,719,298	$0.0171	303,000
Issue of Shares			40,000,000	$0.0174	697,226

At 31 December 2010			1,702,539,758		77,683,753

i	Issue price is based on calculation according with Convertible Note terms. Value is based on the amortised cost of the notes converted.

28 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)
20. Contributed equity (cont.)
a. Movement in listed options
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	Number	WAEP	Number	WAEP
	2010	2010	2009	2009
Outstanding at beginning of the year	—	—	176,756,604	0.15
Granted during the year	27,875,734	0.15	—	—
Exercised during the year	(18,888)	0.15	—	—
Expired during the year	—	—	(176,756,604)	0.15

Outstanding at the end of the year	27,856,846	0.15	—	—

Exercisable at the end of the year	27,856,846	0.15	—	—
b. Movement in unlisted options
During the year the Company issued unlisted options to participants in the rights and under certain subscription agreements.

	Number	WAEP	Number	WAEP
	2010	2010	2009	2009
Outstanding at beginning of the year	90,195,809		18,989,688	0.300
Granted during the year	1,238,067,976	0.015	78,217,067	0.001
Exercised during the year	(60,653,768)	0.001	(1,293,758)	0.001
Expired during the year	(3,407,500)	0.400	(5,717,188)	0.430

Outstanding at the end of the year	1,264,202,517	0.016	90,195,809	0.036

Exercisable at the end of the year	1,259,202,517	0.016	85,195,809	0.037

Refer note 28 for further details.
21. Reserves

		2010	2009
		$	$
Unlisted option reserve		5,637,859	3,641,736
Share reserves		—	—
Listed option reserve		6,921,446	6,893,566
Accumulated translation reserve		(48,129)	(65,278)

		12,511,176	10,470,024

Movements:

Unlisted option reserve
Balance at 1 January		3,641,736	2,233,829
New Issues		1,996,123	—
Expenses recognised	17	—	1,407,907

Balance at 31 December		5,637,859	3,641,736

Share reserves
Balance at 1 January		—	14,820
New Issues		—	(37,050)
Expenses recognised		—	22,230

Balance at 31 December		—	—

29 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)
21. Reserves (cont.)

	2010	2009
	$	$
Listed option reserve
Balance at 1 January	6,893,566	6,893,566
Issue of options	27,880	—

Balance at 31 December	6,921,446	6,893,566

Accumulated translation reserve
Balance at 1 January	(65,278)	(106,801)
Currency translation differences	17,149	41,523

Balance at 31 December	(48,129)	(65,278)

Nature and purpose of reserves
     i. Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees, consultants and owners.
     ii. Share reserve
The share reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.
     iii. Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.
     iv. Accumulated translation reserve
The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.
22. Accumulated losses

	2010	2009
	$	$
Balance at 1 January	(99,746,061)	(88,438,397)
Net loss	(8,938,253)	(11,307,664)

Balance at 31 December	(108,684,314)	(99,746,061)

30 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)
23. Commitments
a. Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	2010	2009
	$	$
Within one year	312,820	138,494
After one year but not more than 5 years	966,505	—
More than 5 years	—	—

Total minimum lease payments	1,279,325	138,494

b. Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Minimum	Present value
	lease	of lease
	payments	payments
	2010
	$	$
Within one year	4,235	3,471
After one year but not more than 5 years	3,417	3,234

Total minimum lease payments	7,652	6,705
Less amounts representing finance charges	(947)	—

	6,705	6,705

	2009
	$	$
Within one year	6,590	5,344
After one year but not more than 5 years	8,556	7,630

Total minimum lease payments	15,146	12,974
Less amounts representing finance charges	(2,172)	—

	12,974	12,974

24. Subsidiaries

	Country of	Percentage of equity held
	Incorporation	by the Group		Investment
		2010	2009	2010	2009
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—
The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%
25. Events occurring after the end of the reporting period
There has not been any significant event, other than that referred to in the financial statements or notes thereto, that has arisen since the end of financial year.

31 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

26. Reconciliation of loss after income tax to net cash inflow from operating activities

	2010	2009
	$	$
Net Loss	(8,938,253)	(11,307,664)
Adjustments for:
Depreciation and amortisation	94,839	184,537
Accretion expense	2,062,867	3,183,491
Amortisation of transaction costs	1,552,878	576,976
Foreign exchange differences	15,414	87,508
Fair value of services paid for via issue of options	209,435	22,230
Fair value of services paid for via issue of shares	82,553	—
Fair value adjustment to conversion derivative	(407,041)	224,611
Gain on extinguishment of debt	—	(2,467,609)
Gain on sale of available-for-sale financial assets	—	(75,000)
Interest received	(23,458)	(136,833)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	(51,937)	461,352
(Increase) / decrease in prepayments	(140,071)	302,279
(Decrease) / increase in trade and other payables	(478,162)	287,751
(Decrease) / increase in provisions	(138,034)	(17,558)
(Decrease) / increase in other liabilities	(30,630)	(30,299)

Net cash used in operating activities	(6,189,600)	(8,704,228)

27. Earnings per share
a. Basic and diluted earnings per share

	2010	2009
	$	$
Loss for the year	(8,938,252)	(11,307,664)
Basic and diluted earnings per share (cents per share)	(0.6)	(1.2)
b. Weighted average number of shares used as the denominator

	2010	2009
	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	1,391,657,995	928,465,791
c. Information concerning the classification of securities
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2010	2009
	Number	Number
Interest bearing convertible notes	32,367,720	33,040,799
Secured convertible notes	107,489,131	109,471,371
Listed options	27,856,846	—
Unlisted options	1,264,202,517	90,345,809
32 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

28. Share-based payments
a. Employee share option plan
The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:
Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.
An option shall lapse upon expiry of the exercise period.
The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.
There are currently no options issued under the ESOP.
b. Options issued under the constitution
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner. Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
An option shall lapse upon expiry of the exercise period.
The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.
Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options.
Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.
Expected life of the option — range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.
Option exercise price — as per option terms.
Share price — share price at grant date of the option.
33 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

28. Share based payments (cont.)
c. Shares issued at the discretion of the Board
The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages.
The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day.
d. Expenses arising from share based payment transactions

	2010	2009
	$	$
Options expense	209,435	22,230
Shares granted but not yet issued to employees	—	—
Shares granted and issued to employees	50,303	—

	259,738	22,230

e. Unlisted options issued
At 31 December the following unlisted options were on issue:

	Exercise Price	2010	2009
Expiry Date	$	Number	Number
18 March 2010	0.400	—	20,000
31 March 2010	0.400	—	200,000
21 June 2010	0.400	—	578,750
24 June 2010	0.400	—	1,990,000
30 June 2010	0.400	—	200,000
30 September 2010	0.400	—	200,000
31 December 2010	0.400	—	218,750
31 March 2011	0.400	193,750	193,750
28 April 2011	0.400	940,000	940,000
30 June 2011	0.400	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000
27 October 2011	0.400	506,250	506,250
31 December 2011	0.400	193,750	193,750
23 Feb 2012	0.018	101,062,425	—
08 March 2012	0.180	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750
30 June 2012	0.400	193,750	193,750
24 September 2012	0.001	32,889,282	76,923,309
30 September 2012	0.400	193,750	193,750
31 December 2012	0.400	168,750	168,750
11 Feb 2013	0.035	8,000,000	—
31 March 2013	0.400	168,750	168,750
16 April 2013	0.035	4,268,811	—
30 June 2013	0.400	168,750	168,750
13 September 2013	0.015	1,108,116,999	—

		1,264,202,517	90,195,809

34 | Page

Metal Storm Limited
Notes to the financial statements (cont.)
31 December 2010 (cont.)

29. Parent Entity Disclosures
a. Summary of financial information
The individual financial statements for the parent entity show the following aggregate amounts:

	2010	2009
Balance Sheet
Current assets	1,397,367	168,690
Non-current assets	399,169	400,911

Total assets	1,796,536	569,601
Current liabilities	20,370,520	19,344,629
Non-current liabilities	—	—

Total liabilities	20,370,520	19,344,629

Net Liabilities	(18,573,984)	(18,775,028)

Issued capital	77,683,754	70,075,033
Reserves	12,559,305	10,535,302
Retained earnings	(108,817,043)	(99,385,363)

Total Equity	(18,573,984)	(18,755,028)

Profit or loss for the year	(9,431,680)	(10,746,031)
Total comprehensive income	(9,431,680)	(10,746,031)
b. Contingent liabilities of the parent entity
The parent entity did not have any contingent liabilities as at 31 December 2010 or 31 December 2009.
c. Contractual commitments
The parent entity had no contractual commitments for the acquisition of property, plant or equipment as at 31 December 2010.
35 | Page